UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY ”VIMPEL-COMMUNICATIONS”

(Registrant )
Date:	September 16, 2005	By:	/s/ Alexander V. Izosimov

		Name:	Alexander V. Izosimov

		Title:	Chief Executive Officer and General Director

OJSC<VimpelCom> 8 Marta str., 10, bldg. 14, 127083, Moscow, Russia	Phone +7 (095) 725 0700	Fax +7 (095) 721 0017

FOR IMMEDIATE RELEASE

VimpelCom Board Affirms Validity of Shareholder Decision of the EGM

But Fails to Give Guidance to Management on URS Acquisition

Moscow and New York (September 16, 2005) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) announced that its Board of Directors met in Moscow today and discussed the results of the rescheduled Extraordinary General Meeting of Shareholders held on September 14, 2005 (the “EGM”). The EGM was convened by Eco Telecom Limited, a part of Alfa Group. As previously disclosed, the shareholders approved the acquisition of Closed Joint Stock Company “Ukrainian Radio System” (“URS”) as an interested party transaction, which was the sole item on the agenda of the EGM.

The Board discussed due diligence and other issues regarding this acquisition that have been raised recently. In addition, the Board received fairness opinions on the URS acquisition from Citigroup Global Markets Limited and UBS Limited.

The Board also discussed several letters issued by Telenor East Invest AS (“Telenor”) to the Company. One letter stated that “the EGM has not been validly convened” and “the EGM and any decision of the EGM are subject to challenge and the possibility of being declared null and void by a Russian court”. In these letters, Telenor also stated that it “will not hesitate to take legal action” to “prevent or undo the consummation of the acquisition” against Vimplecom and/or against VimpelCom’s Chief Executive Officer if he causes VimpelCom to consummate the acquisition of URS without the prior approval of no less than 80% of the Board.

Following this discussion, the Board failed to approve two separate proposed resolutions which would have provided specific guidance to the CEO regarding the next steps to be taken with respect to this acquisition, namely whether to instruct management to proceed or to instruct management to obtain additional 80% board approvals.

At the end of the discussion, the Board voted to affirm the validity of the shareholder decision of the EGM with five directors in favor, three against, and one abstaining.

Alexander Izosimov, the Company’s Chief Executive Officer, stated, “I regret that the Board was unable to provide clear guidance on this important issue today. Nevertheless, in light of the Board having reaffirmed the shareholders’ decision today, management plans to finalize the negotiations for the acquisition of URS unless someone challenges us in court.”

Commenting on today’s Board meeting, VimpelCom’s Chairman, David Haines, said, “Today our Board affirmed the validity of the shareholder decision at the EGM. Unfortunately, however, our directors have not yet reached an agreement with respect to the next steps to be taken on the Ukrainian issue. I will continue to work with management and the Board to move forward with our business, focusing on creating value for all of our shareholders.”

- more -

VimpelCom Board Affirms Validity Of Shareholder Decision Of The EGM

But Fails To Give Guidance To Management On URS Acquisition

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the acquisition of URS and the potential litigation against VimpelCom and/or its management. There can be no assurance that additional corporate or other approvals and consents to consummate the acquisition of URS will not be needed and if such approvals or consents are needed, that they will be obtained in a timely manner or at all. There can also be no assurance that the Company and the sellers of URS will be able to finalize the negotiations and reach agreement on the terms of the acquisition, including agreement on appropriate representations and conditions, or that the acquisition will be consummated. There can also be no assurance that all aspects of the EGM have complied with Russian law, that the decision and results of the EGM will not be challenged by our shareholder(s) (including Telenor) or other parties or that other challenges to the acquisition, including with respect to further corporate approvals, or relating to URS will not be made by our shareholder(s) (including Telenor) or other parties. If any such challenges are successful, particularly if the challenges are made after the consummation of the acquisition, including the possible unwinding of any transaction consummated in connection with the EGM approval, such challenges could have an adverse effect on the Company, its operations and its financial condition. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Ian Bailey/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(095) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com